

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Carl C. Icahn
Chairman
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **AmTrust Financial Services, Inc.**
> **DFAN14A soliciting material filed on Schedule 14A pursuant to Rule 14a-12**
> **Filed on May 21, 2018 by Barberry Corp., et al.**
> **File No. 001-33143**

Dear Mr. Icahn,

We have reviewed two submission made on the above-referenced date, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

<u>DFAN14A filings made on May 21, 2018</u>

1. Members of Karfunkel-Zyskind family have publicly stated that they do not intend to sell any portion of their ownership stake in Am Trust and have also communicated their position to e AmTrust's special committee on numerous occasions. To ascertain whether compliance with Rule 14a-9, and, in particular, Note b.thereto, has been effectuated by the Icahn Participants, please provide us with the factual foundation for the following assertions:

   - "The Company and the families have manipulated the record date…";

   - "…the shareholder vote is inherently unfair…"; and

   - "The Zyskind/Karfunkel going-private transaction undervalues the Company…"

2. Arca issued a press release on May 21, 2018 announcing that it "plans to work with [you]" in opposing AmTrust's proposed going private transaction. To the extent any steps have been taken to act in concert with Arca or other stockholders in connection with the proposed proxy solicitation, such coordination and collaboration could be subject to federal regulation. Please advise us, with a view toward revised disclosure, whether or not Arca and any other shareholders should be identified as participants, within the meaning of Instruction 3 to Item 4 of Schedule 14A, in the proposed solicitation and/or identified on your Schedule 13D as a member of a group. Refer to Section 13(d)(3) of the Exchange Act and Rule 13d-1(k)(2).

We remind you that the Icahn Participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew Langham, Esq.
        Icahn Enterprises L.P.